U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


Form 3                                            ------------------------------
                                                  OMB Number     3235-0104
                                                  Expires:  December 31, 2001
                                                  Estimated average burden
                                                  hours per response . . . . 0.5
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Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
1940



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1.   Name and Address of Reporting Person   2.   Date of Event Re-   4.  Issuer Name and Ticker or Trading Symbol
                                                 quiring Statement
John Hancock Financial Services, Inc.            (Month/Day/Year)        The Beard Company ("BOC")
                                                 February 1, 2000
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     (Last)       (First)      (Middle)     3.   IRS or Social Se-   5.  Relationship of Reporting Person to Issuer 6. If Amendment,
                                                 curity Number of                 (Check all applicable)               Date of
P.O. Box 111                                     Reporting Person        _____ Director        __X__ 10% Owner         Original
                                                                                                                    (Month/Day/Year)
_________________________________________          (Voluntary)           _____ Officer (give   _____ Other (specify
                (Street)                                                                title below)         below)       N/A
                                                    04-3483032                         _______________________

Boston,           MA              02117
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 (City)         (State)           (Zip)                              Table 1 -- Non-Derivative Securities Beneficially Owned

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1.   Title of Security                            2.  Amount of Securities      3.  Ownership           4. Nature of Indirect
     (Instr. 4)                                       Beneficially Owned            Form:  Direct          Beneficial Ownership
                                                      (Instr. 4)                    (D) or Indirect        (Instr. 5)
                                                                                    (I)   (Instr.5)
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Common Stock                                              312,040                         I                 Owned by JHLICO*
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly                   (Over)
(Print or Type Responses)                                                                                            SEC 1473 (8/92)




FORM 3 (continued)                        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1.Title of Derivative Security   2.   Date Exer-     3. Title and Amount of      4.   Conver-   5. Owner-    6. Nature of Indirect
  (Instr. 4)                          cisable and       Securities Underlying         sion or      ship         Beneficial Ownership
                                      Expiration        Derivative Security           Exercise     Form of      (Instr. 5)
                                      Date              (Instr. 4)                    Price of     Deri-
                                      (Month/Day/                                     Deri-        vative
                                      Year)                                           vative       Security
                                                                                      Security

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                                 Date       Expira-                    Amount                      Direct
                                 Exer-      tion                       or                          (D) or
                                 cisable    Date          Title        Number                      Indirect
                                                                       of                          (I)
                                                                       Shares                      (Instr. 5)

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Series A Convertible            1/01/03    1/01/03     Common Stock      220,267      None **          I           Owned by JHLICO*
Voting Preferred,
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Explanation of Responses:

*Effective February 1, 2000 John Hancock Financial Services, Inc. became the parent of John Hancock Life Insurance Company ("JHLICO"), formerly named John
Hancock Mutual Life Insurance Company.

** The 42,942 preferred shares owned by the undersigned are convertible beginning
January 1, 2003, into common stock at a ratio of 5.129421 shares of common for each share of preferred.

Intentional misstatements or omissions of facts constitute Federal Criminal
Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


JOHN HANCOCK FINANCIAL SERVICES, INC.

By:/s/Barry J. Rubenstein                                 February 10, 2000
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Barry J. Rubenstein                                            Date
Vice President, Counsel, & Secretary


Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, See Instruction 6 for procedure.


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